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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                AMENDMENT NO. 2

                               ZAPME! CORPORATION
                       (Name of Subject Company (issuer))

                         GILAT SATELLITE NETWORKS LTD.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  98912E 10 0
                     (CUSIP Number of Class of Securities)

                         Gilat Satellite Networks Inc.
                              1651 Old Meadow Road
                             McLean, Virginia 22102
                                 (703) 734-9401
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Steven G. Tepper, Esq.
                                Arnold & Porter
                                399 Park Avenue
                            New York, New York 10022
                              Tel: (212) 715-1140
                              Fax: (212) 715-1399

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to RULE 14d-1.

[ ]  issuer tender offer subject to RULE 13e-4.

[ ]  going-private transaction subject to RULE 13e-3.

[X]  amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed by Gilat Satellite Networks Ltd., an Israeli corporation ("Purchaser") on October 17, 2000 (as amended by Amendment No. 1 to schedule TO, filed by Purchaser on October 19, 2000 the "Schedule TO"), relating to the Offer by Purchaser, to purchase up to the number of shares of common stock, par value $.01 per share (the "Shares"), of ZapMe! Corporation, a Delaware corporation (the "Company"), which, together with the number of Shares Purchaser beneficially owned, constitutes 51% of the Outstanding Shares, at $2.32 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2000 and in the related Letter of Transmittal filed as exhibits
(a)(1)(A) and (a)(1)(B), respectively, with the Schedule TO. This Amendment No. 2 is being filed on behalf of Purchaser. "Outstanding Shares" shall mean the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

The sole purpose of this Amendment No. 2 is to update and modify certain disclosures previously made by Purchaser in the Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION

The last sentence of Section 8 to the Offer to Purchase, filed as Exhibit
(a)(1)(A) to Schedule TO (the "Offer to Purchase"), shall be deleted in its entirety and replaced with the following sentence:

     "None of Purchaser, any of its affiliates or the dealer manager are able to verify the accuracy or completeness of the information concerning the Company, furnished by the Company or contained in such documents or records or assumes the responsibility for the failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser."

ITEM 4.  TERMS OF THE TRANSACTION

The conditions described in Section 14 of the Offer to Purchase are the only conditions to the Offer and are imposed by the Tender Offer Agreement, dated October 3, 2000, by and among Purchaser, the Company and certain principal stockholders of the Company. The Tender Offer Agreement was filed as Exhibit (d) to Amendment No. 1 to Schedule TO, which was filed by Purchaser on October 19, 2000.

The Offer to Purchase is amended to add the following sentence at the end of the last paragraph of Section 14:

     "Notwithstanding the foregoing, Purchaser may not assert the failure of any conditions (other than those relating to the receipt of necessary governmental or third-party approvals, or to judicial or administrative proceedings) after the expiration of the Offer (giving effect to any extensions thereof)."

ITEM 10.  FINANCIAL STATEMENTS

Financial information concerning Purchaser is incorporated herein by reference to pages F-1 through F-42 of Purchaser's annual report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on June 30, 2000 and filed via Edgar as Exhibit (a)(5) hereto.
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ITEM 12.  EXHIBITS

       (a)(5)                Annual Report of Gilat Satellite Networks Ltd. on Form 20-F
                             for the fiscal year ended December 31, 1999.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/ YOAV LEIBOVITCH
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                                  (SIGNATURE)

   Yoav Leibovitch, Chief Financial Officer and Vice President of Finance and
                                 Administration
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                                (NAME AND TITLE)

                                November 3, 2000
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                                     (DATE)

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                               INDEX OF EXHIBITS

EXHIBIT NO.                                      DESCRIPTION
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
(a)(5)                   Annual Report of Gilat Satellite Networks Ltd. on Form 20-F
                         for fiscal year ended December 31, 1999.

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